CONTACTUAL, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2011

Contactual, Inc.
Consolidated Balance Sheets
(unaudited)

	June 30, 2011		December 31, 2010
ASSETS			
Current assets:			
Cash and cash equivalents	$ 742,589	$	1,025,699
Restricted cash	28,000		43,000
Accounts receivable, net of allowance of $11,000 as of			
June 30, 2011 and December 31, 2010	785,903		735,903
Other current assets	124,070		100,672
Total current assets	1,680,562		1,905,274
Property and equipment, net	387,835		445,068
Intangible assets, net	58,380		60,072
Goodwill	173,903		173,903
Other assets	94,480		195,056
Total assets	$ 2,395,160	$	2,779,373
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 218,418	$	312,790
Accrued compensation	298,472		245,527
Deferred revenue	1,043,324		884,968
Other accrued liabilities	417,428		513,237
Total current liabilities	1,977,642		1,956,522
Non-current liabilities	172,505		170,588
Total liabilities	2,150,147		2,127,110
Commitments and contingencies (Note 6)			
Stockholders' equity:			
Series A preferred stock, $0.0001 par value			
31,000,000 shares authorized; 29,747,864 shares issued			
and outstanding at June 30, 2011 and December 31, 2010			
(liquidation preference: $9,221,838 at June 30, 2011)	2,975		2,975
Series A-1 preferred stock, $0.001 par value 19,196,753 shares			
authorized; 15,685,684 at June 30, 2011 and December 31, 2010			
(liquidation preference $5,835,074 at June 30, 2011).	1,568		1,568
Common stock, $0.0001 par value; 99,320,408 shares authorized;			
18,811,129 and 18,734,567 shares issued and outstanding at			
June 30, 2011 and December 31, 2010, respectively	2,031		2,029
Additional paid-in capital	12,442,472		12,410,971
Accumulated deficit	(12,204,033)		(11,765,280)
Total stockholders' equity	245,013		652,263
Total liabilities and stockholders' equity	$ 2,395,160	$	2,779,373

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Contactual, Inc.
Consolidated Statements of Operations
(unaudited)

		Six Months Ended June 30,	
		2011	**2010**
Service revenue	$	4,779,838	$ 3,966,083
Total revenue		4,779,838	3,966,083
Operating expenses:			
Cost of service revenue		1,097,973	1,177,696
Operating Expenses		4,052,878	3,184,912
Total operating expenses		5,150,851	4,362,608
Loss from operations		(371,013)	(396,525)
Other loss, net		(67,740)	(31,671)
Loss before provision (benefit) for income taxes		(438,753)	(428,196)
Provision for income taxes		-	-
Net loss	$	(438,753)	$ (428,196)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)
(unaudited)

	Series A Shares		Series A Amount		Series A-1 Shares		Series A-1 Amount		Common Stock Shares		Common Stock Amount		Additional Paid-in Capital		Accumulated Deficit		Total
Balance at January 1, 2010	29,747,864	$	2,975		10,589,318	$	1,059		18,726,651	$	2,028	$	10,483,601	$	(10,555,312)		(65,649)
Exercise of options	-		-		-		-		7,916		1		632		-		633
Issuance of Series A-1 Preferred Stock and warrants for cash, net of offering costs of $24,448	-		-		5,096,366		509		-		-		1,870,891		-		1,871,400
Stock-based compensation	-		-		-		-		-		-		55,847		-		55,847
Net loss	-		-		-		-		-		-		-		(1,209,968)		
Total comprehensive loss	-		-		-		-		-		-		-		-		(1,209,968)
Balance at December 31, 2010	29,747,864		2,975		15,685,684		1,568		18,734,567		2,029		12,410,971		(11,765,280)		652,263
Exercise of options	-		-		-		-		76,562		2		1,501		-		1,503
Stock-based compensation	-		-		-		-		-		-		30,000		-		30,000
Net loss	-		-		-		-		-		-		-		(438,753)		
Total comprehensive loss	-		-		-		-		-		-		-		-		(438,753)
Balance at June 30, 2011	29,747,864	$	2,975		15,685,684	$	1,568		18,811,129	$	2,031	$	12,442,472	$	(12,204,033)	$	245,013

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Consolidated Statements of Cash Flows
(unaudited)

| | | Six Months Ended | | |
| | | June 30, | | |
		2011		2010
Cash flows from operating activities:				
Net loss	$	(438,753)	$	(428,196)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Depreciation and amortization		175,435		203,285
Stock compensation		30,000		27,744
Other		-		27,025
Changes in assets and liabilities				
Accounts receivable, net		(50,000)		(931,401)
Other current and noncurrent assets		77,178		(75,261)
Accounts payable		(94,372)		(13,645)
Accrued compensation		52,945		70,506
Deferred revenue		158,356		264,702
Other current and noncurrent liabilities		(95,682)		149,091
Net cash used in operating activities		(184,893)		(706,150)
Cash flows from investing activities:				
Purchases of property and equipment		(10,517)		(40,006)
Release of restricted cash		15,000		-
Net cash used in investing activities		4,483		(40,006)
Cash flows from financing activities:				
Capital lease payments		(104,203)		(121,725)
Proceeds from issuance of Series A-1 shares, net		-		1,871,404
Proceeds from issuance of common stock under employee stock plans		1,503		-
Net cash provided by (used in) financing activities		(102,700)		1,749,679
Net increase (decrease) in cash and cash equivalents		(283,110)		1,003,523
Cash and cash equivalents at the beginning of the period		1,025,699		421,030
Cash and cash equivalents at the end of the period	$	742,589	$	1,424,553
Supplemental cash flow information				
Assets acquired under capital lease		105,993		138,902

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONTACTUAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

***Nature of Business* -** WhitePJ, Inc. was incorporated as a Delaware corporation in January 2000. WhitePJ, Inc. was formed to design, develop, and market customer contact center solutions. WhitePJ, Inc. changed its name to Contactual, Inc. in January 2005. Since its inception, Contactual, Inc. has devoted its efforts to business planning, research and development, recruiting management and technical staff, acquiring operating assets, and raising capital since 2002, and is in the business of being an Application Service Provider and sells its services directly to end customers and licenses its software to Original Equipment Manufacturers.

In March 2008, Contactual, Inc. formed a wholly-owned subsidiary, Contactual Europe Limited, in England to provide service and support for its European based customers.

2. Summary of Significant Accounting Policies

***Basis of Presentation* -** The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

***Principles of Consolidation* -** The consolidated financial statements include the financial statements of Contactual, Inc. and Contactual Europe Limited (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

***Use of Estimates* -** The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

***Foreign Currency* -** Assets and liabilities that are recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expense that are recorded in foreign currencies are translated at the average rates of exchange prevailing during the year. If the functional currency is the local currency, resulting translation adjustments are reflected as a separate component of stockholders' equity. If the functional currency is the U.S. dollar, resulting conversion adjustments are included in the results of operations. Foreign currency transaction gains and losses, which have been immaterial, are also included in results of operations.

***Risks and Uncertainties* -** The Company is subjected to all of the risks inherent in businesses operating in the software and distributed networking industry. These risks include, but are not limited to, a limited operating history, limited management resources, dependence on the development of marketable software and services and the changing nature of the networking infrastructure industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements or changes in regulatory or industry standards, or any significant delays in the development or introduction of products and services, could have a materially adverse effect on the Company's business and operational results.

Cash and Cash Equivalent - The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalent. Cash equivalents consist primarily of certificates of deposits and money market funds.

Restricted Cash - The Company is currently required to maintain a minimum of $28,000 of deposits at its existing bank. This amount is currently being held in certificates of deposits within the bank that mature every 30 days. These certificates of deposit serve as general collateral to the bank.

Concentrations - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalent and accounts receivable.

The Company maintains its cash and cash equivalents in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash and cash equivalents may be in excess of the FDIC insured limit.

Accounts receivable are stated at face value, net of the allowance for bad debts. Generally, the Company does not require collateral or other security to support customer receivable.

The Company has three customers that comprise approximately 24%, 22% and 15% of its accounts receivable balance at June 30, 2011.

The Company has no customers that comprise more than 10% of its revenue for the six months ended June 30, 2011.

Allowance for Bad Debt - The allowance for bad debt is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. The Company recorded an allowance for bad debt of $11,000 and $11,000 at June 30, 2011 and December 31, 2010.

Fair Value - The Company has adopted the provisions of SFAS No. 157, as amended by FSP FAS 157-1 and FSP FAS 157-2 ("SFAS No. 157", codified as "ASC 820").

Fair Value Hierarchy - ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Company's own assumptions of market participant valuation (unobservable inputs). In accordance with ASC 820, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value - The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued. Credit risk adjustments are applied to reflect the Company's own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the Company's own credit risk as observed in the credit default swap market.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at June 30, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at 6/30/2011
Cash equivalents:				
Money market funds	$ 742,589	$ -	$ -	$ 742,589
Restricted cash	28,000	-	-	28,000
Total	$ 770,589	$ -	$ -	$ 770,589

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance at 12/31/2010
Cash equivalents:							
Money market funds	$	1,025,699	$	-	$	-	$ 1,025,699
Restricted cash		43,000		-		-	43,000
Total	$	1,068,699	$	-	$	-	$ 1,068,699

Property and Equipment - Property and equipment is stated at cost. Property and equipment acquired through lease agreements that are required to be capitalized are recorded at their fair market value as of the date of the lease inception. The assets are depreciated over the shorter of their estimated useful lives or lease term using the straight-line method. The estimated useful lives for hardware, software, marketing equipment, and furniture are 3 years. The estimated useful life for leasehold improvements is 5 years.

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Renewals and improvements of a major nature are capitalized. At the time of retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in statement of operations.

Impairment of Long-Lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows do not exceed the carrying value of the asset, a loss is recorded as the excess of the assets carrying value over its fair value. For the six months ended June 30, 2011 and 2010, the Company did not record any such impairment charges.

Capital Leases - Certain long-term lease transactions relating to the financing of equipment are accounted for as capital leases. Capital leases reflect the present value of future rental payments, discounted at the interest rate implicit in the lease. A corresponding amount is capitalized and amortized over the assets' estimated economic lives on a straight-line basis. The amortization is included in the statement of operations.

Revenue Recognition - Revenue consists of on demand hosting services, training programs, and consulting services. The Company evaluates revenue recognition for these transactions using the following basic criteria:

Evidence of an arrangement - The Company requires evidence of an agreement with the customer reflecting the terms and conditions to deliver services.

Delivery - For services, delivery is considered to occur when the contracted services are performed.

Fixed or determinable fee - The Company considers a fee to be fixed or determinable if the fee is not subject to refund or adjustment. If a portion of the fee is not fixed or determinable, the Company recognizes that amount of revenue when the amount becomes fixed or determinable.

Collection is deemed probable - Collection is deemed probable if the Company expects the customer to be able to pay amounts under the arrangement as those amounts become due. If the Company determines that collection is not probable, revenue is recognized when collection becomes probable, generally upon cash collection.

Multi-media support revenue is deferred and recognized monthly over the contract term. Deferred revenue is recorded for amounts billed and not yet earned. Consulting and training billings are recognized as those services are performed.

Expense Recognition - Expenses are charged to expense as incurred.

Advertising and Marketing - The Company expenses advertising and marketing costs as incurred. Advertising and marketing costs were $337,552 and $286,442 for the six months ended June 30, 2011 and 2010.

Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets where it is more likely than not that such loss carry-forwards and deferred tax assets will not be realized.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2009, codified as "ASC 740". The adoption of ASC 740 had no effect on the consolidated financial statements of the Company. ASC contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Stock-Based Compensation - The Company measures the fair value of all stock-based awards to employees, including stock options, on the grant date and records the fair value of these awards, net of estimated forfeitures, to compensation expense over the service period. The fair value of awards to consultants is measured on the dates on which performance of services is completed, with interim valuations recorded at balance sheet dates while performance is in progress. The fair value of options is estimated using the Black-Scholes valuation model.

The fair value of each option granted has been established on the date of the grant using the Black-Scholes valuation model with the following assumptions during the six months ended June 30, 2011 and 2010:

	Six Months Ended June 30,	
	2011	**2010**
Expected volatility	68%	55%
Expected dividend yield	-	-
Risk-free interest rate	1.14%	1.87%
Weighted average expected option term	4.0 Years	4.4 Years
Weighted average fair value of options granted	$ 0.0337	$ 0.0231

Risk-free interest rate - This is the U.S. treasury rate on the day of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase the fair value and the related compensation expense.

Expected term - This is the period of time over which the award is expected to remain outstanding and is based on management's estimate, taking into consideration vesting term, contractual term, and historical lives. An increase in the expected life will increase the fair value and the related compensation expense.

Expected volatility - This is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. Since the Company's stock is not publicly traded, the Company uses a weighted-average of the historic volatility of five comparable companies over the retrospective period corresponding to the expected life of the Company's own options on the grant date. An increase in the expected volatility will increase the fair value and the related compensation expense.

Dividend yields - The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease the fair value and the related compensation expense.

Forfeitures - The Company considers the potential for voluntary and involuntary terminations. An increase in the forfeiture rate will decrease the related compensation expense.

Included in cost and expenses is $30,000 and $27,744 of stock-based compensation for the six month periods ended June 30, 2011 and 2010.

Comprehensive Loss - The Company has no components of comprehensive income (loss) other than its net loss and, accordingly, comprehensive loss is the same as the net loss for all periods presented.

3. Property and Equipment, net

Property and equipment, net consists of the following:

	June 30, 2011		December 31, 2010
Machinery and computer equipment	$ 2,180,148	$	1,481,759
Furniture and fixtures	1,445		1,445
Licensed software	776,638		776,638
Leased equipment and software	369,478		951,356
	3,327,709		3,211,198
Less: accumulated depreciation and amortization	(2,939,874)		(2,766,130)
	$ 387,835	$	445,068

Depreciation and amortization expense totaled $173,743 and $201,593 for the six months ended June 30, 2011 and 2010.

4. Patents, net

Patents, net consists of the following:

	June 30, 2011		December 31, 2010
Patents	$ 67,687	$	67,687
Less: accumulated amortization	(9,307)		(7,615)
	$ 58,380	$	60,072

Amortization expense totaled $1,692 and $1,692 for the six months ended June 30, 2011 and 2010.

5. Stockholders' Equity

Preferred Stock - In February 2010, the Company amended the Company's Certificate of Incorporation and increased the authorized shares of common stock to 99,320,408 and the authorized shares of preferred stock to 53,720,408. Of the 31,000,000 shares that have been designated Series A, 19,196,753 shares have been designated Series A-1, and the remaining 3,523,655 shares are undesignated and subject to issuance in such series and with such rights, restrictions, privileges, and preferences as the Board of Directors of the Company shall designate.

Significant terms of the Series A and Series A-1 preferred stock are as follows:

Liquidation - In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or not, the holders of Series A and Series A-1 preferred stock shall be entitled to receive, in preference to amounts paid to holders of common stock, an amount per share equal to $0.310 and $0.372, respectively, plus declared but unpaid dividends, if any. If the assets or funds to be distributed among the holders of Series A and Series A-1 preferred stock are not sufficient to make this payment, then the entire amount of the assets and funds will be distributed pro rata among the holders of the Series A and Series A-1 preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Once all amounts as set forth above have been paid to the holders of Series A and Series A-1 preferred stock, if assets or funds remain in the Company, the remaining assets and funds shall be distributed ratably among the holders of Series A preferred stock, Series A-1 preferred stock, and common stock until the holders of Series A and Series A-1 preferred stock have each received an additional amount equal to two times the full Series A preferred stock preference amount.

Once all amounts as set forth above have been paid to the Company's stockholders, the holders of Series A and Series A-1 preferred stock shall not receive any remaining proceeds of the assets of the Company, if any, and the holders of the common stock alone shall share in all such remaining proceeds.

Dividends - When, as, and if declared, the holders of the Series A and Series A-1 preferred stock shall be entitled to receive dividends in cash, out of any assets legally available thereof, prior and in preference to any declaration or payment of any dividend on the common stock, at a rate of $0.0248 per share per annum on each outstanding share of Series A preferred stock and $0.02976 per share per annum on each outstanding share of Series A-1 preferred stock. Such dividends shall not be cumulative. Declared but unpaid dividends with respect to a share of Series A and Series A-1 preferred stock shall, upon conversion of such share into common stock, be paid to the extent assets are legally available therefor either in cash or in common stock, valued at the fair market value on the date of payment as determined by the Board of Directors of the Company.

No dividends shall be paid on any share of common stock during any fiscal year until all of the dividends have been paid with respect to the Series A and Series A-1 preferred stock in such fiscal year.

The Series A and Series A-1 preferred stock shall be convertible into common stock of the Company as follows:

Each holder of Series A or Series A-1 preferred stock may, at any time, convert into fully-paid and nonassessable shares of common stock at the current conversion price, as applicable. Each share of Series A preferred stock shall be convertible into the number of shares of common stock that results from dividing $0.310 by the Series A conversion price in effect at the time of conversion. The Series A conversion price shall initially be the Series A original issuance price, subject to adjustment from time to time in certain instances. Each share of Series A-1 preferred stock shall be convertible into the number of shares of common stock that results from dividing $0.372 by the Series A-1 conversion price in effect at the time of conversion. The Series A-1 conversion price shall initially be the Series A-1 original issuance price, subject to adjustment from time to time in certain instances.

All preferred stock will automatically convert into common stock upon (1) the closing of an underwritten public offering of common stock under the Securities Act of 1933, as amended, with minimum proceeds of $25,000,000 and at a per share price that is at least three times the Series A-1 original issuance price or (2) the consent of the holders of a majority of shares of Series A and Series A-1 preferred stock.

Voting - Each holder of Series A and Series A-1 preferred stock is entitled to one vote for each share of common stock into which such share of preferred stock are convertible. The Company shall not, without obtaining the approval by vote or written consent of the holders of a majority of the Series A and Series A-1 preferred stock, voting together as a single class, one vote per share, undertake any action that would amend or repeal any provision of the Company's Amended and Restated Certificate of Incorporation in any manner that adversely alters or changes preferences, rights, and/or privileges of the Series A or Series A-1 preferred stock. The Company shall not, without obtaining the approval by vote or written consent of the holders of a majority of the Series A and Series A-1 preferred stock, voting together as a single class, one vote per share, undertake any action that would result in a change in control pursuant to an acquisition, merger, reorganization or other business combination; or disposition of substantially all the Company's assets.

The Board of Directors shall consist of five members. The Series A and Series A-1 preferred stock shareholders shall collectively be entitled to elect three directors; common stock shareholders shall collectively be entitled to elect one director; and Series A and Series A-1 preferred stock and common stock shareholders shall collectively be entitled to elect one director.

Redemption - The Series A and Series A-1 preferred stock is not redeemable.

Stock Option Plans - In 2003, the Company adopted the 2003 Option Plan (the "Plan") under which 5,300,000 shares of the Company's common stock was reserved for issuance to employees, directors, and consultants. Options granted under the Plan are generally for periods not to exceed ten years, and generally must be issued at an exercise price that is not less than 100% and 85% for incentive and non-qualified stock options, respectively, of the fair market value of the common stock on the date of grant as determined by the Board of Directors. Incentive stock options granted to stockholders who own greater than 10% of the outstanding stock are for periods not to exceed four years, and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant.

Stock options granted under the Plan generally vest over four-year periods, with a vesting rate of 25% for the first year from the vesting commencement date, and the balance vesting monthly in equal installments over the remaining thirty-six month period.

In 2005, the Company reserved an additional 4,207,478 shares of the Company's common stock for issuance under the Plan. This brings the total to 9,507,478 shares of the Company's common stock that is reserved and authorized for issuance to employees, directors, and consultants.

In 2008, the Company has subsequently reserved an additional 1,100,000 shares of the Company's common stock for issuance under the Plan. This brings the total to 10,607,478 shares of the Company's common stock that is reserved and authorized for issuance to employees, directors, and consultants.

In 2010, the Company has reserved an additional 5,100,000 shares of the Company's common stock for issuance under the Plan. This brings the total to 15,707,478 shares of the Company's common stock that is reserved and authorized for issuance to employees, directors, and consultants.

In 2011, the Company has reserved an additional 1,215,000 shares of the Company's common stock for issuance under the Plan. This brings the total to 16,922,478 shares of the Company's common stock that is reserved and authorized for issuance to employees, directors, and consultants.

A summary of stock option transactions is as follows:

	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 2009	1,466,800	4,010,277	$ 0.07
Additional options authorized	5,100,000	-	-
Granted	(6,597,974)	6,597,974	0.08
Exercised	-	(7,916)	0.08
Forfeited	92,084	(92,084)	0.08
Balance at December 31, 2010	60,910	10,508,251	0.08
Additional options authorized	1,215,000	-	-
Granted	(945,000)	945,000	0.08
Exercised	-	(76,562)	0.06
Forfeited	93,855	(93,855)	0.08
Balance at June 30, 2011	424,765	11,282,834	$ 0.08

The following table summarizes information concerning outstanding options as of June 30, 2011:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at June 30, 2011	11,282,834	$ 0.08	7.94	$ 13,433
Exercisable at June 30, 2011	5,238,928	$ 0.08	6.99	$ 13,433

The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company's assessed stock price of $0.07 per share as of June 30, 2011, which would have been received by the option holders had all option holders exercised their options on June 30, 2011. These values are subject to change based on the fair market value of the Company's stock.

The Company did not realize any tax benefits from tax deductions of share-based payment arrangements during the six month periods ended June 30, 2011 and 2010.

Warrants - In 2008, the Company, in accordance with the Series A-1 Preferred Stock Purchase Agreement, sold 5,212,972 shares of Series A-1 preferred stock and issued warrants to purchase up to 1,303,243 shares of Series A-1 preferred stock.

In 2010, the Company in accordance with the Series A-1 Preferred Stock Purchase Agreement sold 5,096,366 shares of Series A-1 preferred stock and issued warrants to purchase up to 1,274,092 shares of Series A-1 preferred stock.

A summary of outstanding warrants at June 30, 2011 is as follows:

Securities into which warrants are convertible	Shares	Exercise Price	Expiration Data
Series A-1 preferred stock	1,303,243	$ 0.372	June 2013
Series A-1 preferred stock	1,274,092	0.372	February 2015
	2,577,335		

6. **Commitments and Contingencies**

The Company has entered into various sale-leaseback arrangements. Under the arrangements, the Company sold certain computer hardware and software and leased it back for a period of three years. The leasebacks have been accounted for as a capital lease. No gain was realized on these transactions.

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of June 30, 2011:

Year ending December 31:	
2011	$ 94,103
2012	174,625
2013	85,168
2014	11,779
Total minimum payments	365,675
Less: Amount representing interest	(29,488)
	336,187
Less: Short-term portion of capital lease obligations	(163,682)
Long-term portion of capital lease obligations	$ 172,505

Capital leases included in fixed assets were $369,478 at June 30, 2011. Total accumulated amortization was $121,920 at June 30, 2011. Amortization expense for assets recorded under capital leases is included in depreciation expense. Interest expense on capital lease obligations was $14,366 and $15,039 for the six month periods ended June 30, 2011 and 2010.

The Company leases office space under a non-cancelable operating lease which expires in September 2012. Future minimum payments under the non-cancelable lease are as follows:

Year ending December 31:		
2011	$	118,958
2012		178,438
Total minimum payments	$	297,396

Rent expense was $109,372 and $61,498 for the six months ended June 30, 2011 and 2010, respectively.

7.   **Subsequent Event**

On September 11, 2011, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with 8x8, Inc. ("8x8"). On September 15, 2011, the transaction was completed and Contactual became a wholly owned subsidiary of 8x8. Pursuant to the Merger Agreement, 8x8 issued a total of 6,484,900 shares of unregistered common stock as consideration to the former stockholders of Contactual and to five former executives of Contactual in accordance with the terms of a Management Carve-Out Bonus Plan previously adopted by Contactual's board of directors. Of these shares, 85% were delivered at the closing of the merger and remaining 15% were placed in escrow as a source of indemnity for future claims by 8x8 against the Company and its affiliates.

The Company has evaluated subsequent events through November 30, 2011, the date these financial statements were available to be issued and noted no subsequent events that require disclosure.